SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of September 2005

                                  ATTUNITY LTD
                              (Name of Registrant)


              Einstein Building, Tirat Carmel, Haifa, Israel 39101
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                          Form 20-F [X] Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

                                  ATTUNITY LTD



6-K Items

     1. Press release re JM Family Enterprises, the Nation's 15th Largest Privately Held Company, Selects Attunity Data Integration Platform to Federate and Stream Real-Time Information dated September 20, 2005.

     2. Press release re Attunity Joins Google Enterprise Professional Program to Extend Enterprise Search Capabilities to the Mainframe dated September 23, 2005.

     3. Press release re Attunity Releases a Comprehensive, Strategic Change Data Capture (CDC) Platform dated September 27, 2005.

                                                                          ITEM 1

Press Release                                              Source: Attunity Ltd.

JM Family Enterprises, the Nation's 15th Largest Privately Held Company, Selects Attunity Data Integration Platform to Federate and Stream Real-Time Information

Tuesday September 20, 9:00 am ET

BURLINGTON, Mass.--(BUSINESS WIRE)--Sept. 20, 2005--Attunity (NASDAQ: ATTU -
News), the strategic Enterprise Integration Platform of choice for large organizations looking to implement real time and on-demand data and information integration, announced today that JM Family Enterprises, the 15th largest privately held company in the United States and a recognized national leader in the automotive industry, has selected Attunity's data integration software platform to federate information between its diverse business units.

By using Attunity's suite of data integration solutions, JM Family Enterprises becomes one of the first automotive companies to share company information in real-time with applications, business units and dealers.

JM Family Enterprises, Inc. (JMFE) located in Deerfield Beach, Florida, is a recognized leader in the automotive industry. JMFE's visionary business practices have enabled the company to capitalize on market trends and maintain a rapid rate of growth. In January 2005, JMFE was ranked by a survey in FORTUNE(R) magazine as the 25th Best Company to Work For in America, and the highest-ranking Florida Company. This marks JMFE's seventh consecutive year on the prestigious list. In September 2004, JMFE ranked for the third time on the InformationWeek 500 listing of the nation's leading information technology innovators.

JM Family has implemented Attunity's integration platform in order to integrate data contained in mainframe data sources, DB2, VSAM and distributed data sources such as IBM's DB2/UDB. The company has also implemented Attunity's Stream solution with Changed Data Capture (CDC), moving only changes in DB2/MVS to multiple targets consisting of Oracle and SQL Server RDBMS and DB2/UDB. This allows JM Family to save mainframe processing time and eliminate the use of replication on the mainframe.

"Our requirements called for a solution that is capable of accessing numerous types of data sources in real time and replace our existing replication product, without a lot of added software engineering," explained Hossein Fallahzadeh, Director of Business Intelligence, JM Family Enterprises. "As a company, we have decided to standardize on Attunity's integration platform and have realized considerable ROI, especially with our CDC solution, which has allowed us to reduce our batch window as well as CPU resource consumption by leveraging the higher performance and throughput and off loading processing from our Mainframe while updating our Oracle and SQL Server databases, all with a single solution."

JM Family has implemented Attunity's integration platform for the purpose of exposing legacy applications to the Web, data synchronization, migration and business intelligence initiatives.

"JMFE clearly has a technology vision that is well integrated with its business strategy, said Daniel Sapir, Vice President of Marketing, Attunity. "JM Family Enterprises continually proves the value of technology leadership because the company places enormous demands on business value. We are delighted to participate in some of the country's most forward thinking technology strategies."

About Attunity Ltd.

Attunity is a leading provider of enterprise data integration software. Using Attunity's products, companies can seamlessly connect to data sources, stream data changes across the enterprise, and federate heterogeneous information to achieve a single view of their business. Employing a unique distributed architecture, Attunity software runs natively on enterprise data servers, turning locked data silos into an efficient Information Grid. The result is significantly enhanced performance and reduced cost of ownership.

Many companies worldwide are using Attunity software worldwide for data integration initiatives such as service-oriented integration to the mainframe as part of EAI projects, legacy data access for business intelligence and reporting, real-time and efficient ETL based on change data capture, and single customer views from disparate information sources. Also, Attunity is a trusted partner for industry leaders like Oracle and HP who embed Attunity software into their products and solution offerings.


(C) Attunity 2005. All Rights Reserved. JM Family Enterprises and JMFE are registered trademarks of JM Family Enterprises, Inc.

-----------------
Contact:
     Attunity Ltd.
     Daniel Sapir, 781-213-5200
     Daniel.sapir@attunity.com
     or
     Media:
     LVA Communications
     Jeff Horan, 860-739-5598
     jeff@lva.com

                                                                          ITEM 2

Press Release                                             Source: Attunity, Ltd.

Attunity Joins Google Enterprise Professional Program to Extend Enterprise Search Capabilities to the Mainframe

Friday September 23, 8:53 am ET

BURLINGTON, Mass.--(BUSINESS WIRE)--Sept. 23, 2005--Attunity, Ltd. (NASDAQ: ATTU
- News), the strategic Enterprise Integration Platform of choice for enterprise companies looking to implement real-time and on-demand data and information integration, today announced it has joined the Google Enterprise Professional program, which extends the power of Google search and helps customers get more value out of their Google enterprise search deployments.

The Google Enterprise Professional program includes developers, consultants and independent software vendors that provide value-added services for Google enterprise products. As part of the stringent program requirements, Attunity engineers have undergone training as part of the Google Enterprise Professional program.

The integration will enable enterprises using Google's search to access information stored in legacy, mainframe and relational data stores through the Google Search Appliance. Enterprise information can now be searched in real-time and delivered for reporting and analysis. This will deliver to businesses increased visibility to corporate performance measurements and compliance with real-time data searches and delivery and updating of indices of changed data using Attunity Stream, Attunity's advanced Changed Data Capture (CDC) solutions for real-time applications

"Google is excited to have Attunity as a partner in the Google Enterprise Professional program. We're looking forward to bringing the power and relevancy of Google search to large enterprises that need to access and search data residing on mainframes and legacy systems," said Kevin Smith, program manager for Google Enterprise Professional.

The combined offering will allow many enterprises to realize increased productivity and overall improved corporate performance as a result of being able to access, federate and search previously hard to reach data stored in a variety of file systems, in real-time and with the ability to track changes as they occur.

"The Google Enterprise Professional program will enable Google search for the Attunity Data Integration Platform," said Nelson Hsu, Attunity vice president of business development. "Google's enterprise search products offer the same quality search experience that people get with Google.com. The combined solution of the Google Search Appliance and Attunity's AIS platform, delivers universal data access to information silos in real-time and enables executives to make the right decisions for their business."

For more information on the Google Enterprise Professional program visit www.google.com/enterprise/gep.

About Attunity

Attunity is a leading provider of enterprise data integration software. Using Attunity's products, companies can seamlessly connect to data sources, stream data changes across the enterprise, and federate heterogeneous information to achieve a single view of their business. Employing a unique distributed architecture, Attunity software runs natively on enterprise data servers, turning locked data silos into an efficient Information Grid. The result is significantly enhanced performance and reduced cost of ownership.

Many customers use Attunity software for data integration initiatives such as service-oriented integration to the mainframe as part of EAI projects, legacy data access for business intelligence and reporting, real-time and efficient ETL based on change data capture, and single customer views from disparate information sources. Also, Attunity is a trusted partner for industry leaders like Oracle, HP and IBM who embed Attunity software into their products and solution offerings.

(C) 2005 Attunity Ltd. All rights reserved. Attunity is a trademark of Attunity Inc. All other trademarks are the property of their respective owners.


------------
Contact:
     Attunity
     Daniel Sapir, 781-213-5204
     daniel.sapir@attunity.com
         or
     LVA Communications
     Jeff Horan, 860-739-5598
     jeff@lva.com

                                                                          ITEM 3

Press Release                                             Source: Attunity, Ltd.

Attunity Releases a Comprehensive, Strategic Change Data Capture (CDC) Platform

Tuesday September 27, 8:09 am ET

Attunity's Innovative STREAM Solution, Based on Its Binary XML Technology, Delivers 500% Increase in Extract, Transform, Load (ETL) Efficiency Allowing ETL Environments to `Breathe Easier' BURLINGTON, Mass.--(BUSINESS WIRE)--Sept. 27, 2005-- Attunity, Ltd. (NASDAQ: ATTU - News), the strategic Enterprise Integration Platform of choice for large organizations, has announced today the release of its Attunity Integration Suite (AIS) version 4.8, with significant enhancements to the Attunity STREAM software.

Many companies are facing the pain of dealing with 'batch windows' and the exponential growth in data volumes. At the same time, users are demanding access to fresh data, and enterprises are finding that traditional data integration methodologies and tools do not provide an adequate solution.

Attunity's new release provides a comprehensive, strategic platform for Change Data Capture (CDC) as a foundation for efficient and real-time data integration. The software will be generally available starting September 30, 2005.

Change Data Capture is an innovative approach to real-time data integration that enables the processing of changes to enterprise data sources. With STREAM, organizations can eliminate batch windows and increase the efficiency of ETL processing, reduce latency in delivering critical business information, reduce costs and increase the ROI on existing and new data warehousing and business intelligence investments.

"As a company, we have standardized on Attunity's integration platform and realized considerable ROI, especially with the CDC solution, which has allowed us to considerably reduce our batch windows as well as CPU resource consumption by leveraging the higher performance and throughput and off loading processing from our mainframe, while updating our Oracle and SQL Server databases, all with a single solution," stated Hossein Fallahzadeh, director of business intelligence, JM Family, a $7.8 billion automotive company in Florida, and a long time user of Attunity's integration platform. "Moving forward, we will be leveraging more of the CDC platform capabilities, as well as the data federation solution, to become more efficient and responsive to our customers and business users."

"Change Data Capture is the next logical step for every data integration and ETL implementation, as it makes the process more efficient and enables data to move in real-time," said Eric Hunley, director product management for data integration at SAS. "We've recently validated the new Attunity Stream version
4.8 with the SAS Data Integration and ETL products and have been able to see the value of its new architecture, enhanced performance and ease of use. Customers can now benefit from a complete solution based on SAS and Attunity products."

As a strategic real-time Change Data Capture platform, version 4.8 delivers:

     o A single solution supporting CDC for many enterprise data sources, including VSAM, IMS, Adabase, DB2, Oracle and HP NonStop, AS/400, UNIX, and Windows

     o Open and standard CDC interfaces, supporting many initiatives and tools

     o High performance and efficiency with non-intrusive agents that capture data source changes, and optimized network transport based on binary-XML technology and optimized change streaming architecture that stores and delivers changes with near-zero overhead

"There is no question that the data integration market is not only growing, but demanding more robust technologies and solutions to be able to handle the increasing volumes of data and the variety of standards that are being adopted, such as Web services, Enterprise Service Bus (ESB), XML messaging and others," commented Ted Friedman, research vice president, Gartner. "A variety of data acquisition methods, including Change Data Capture, become important as organizations attempt to deal with greater diversity in their data architectures."

"With version 4.8, Attunity STREAM is addressing some of the most critical and difficult data integration challenges to overcome, that of batch windows and the growing volumes of data. This release offers an innovative, robust and proven solution that solves these challenges and works seamlessly with ETL, EAI and EII tools. It can be deployed within days and deliver immediate savings and returns." said Itamar Ankorion, director of product management, Attunity.

About Attunity

Attunity is a provider of strategic, enterprise-wide information and data integration solutions that simplify the on-demand access, integration, delivery and usage of enterprise information.

Using Attunity's products, companies can dramatically simplify access to data sources, stream data changes across the enterprise in real-time, and federate heterogeneous information to achieve a single view of their business. Employing a unique distributed architecture, Attunity software runs natively on enterprise data servers, turning locked data silos into an efficient Information Grid. The result is significantly enhanced performance and reduced cost of ownership.

Attunity's customers around the world use its software for data integration initiatives such as service-oriented integration to the mainframe as part of EAI projects, legacy data access for business intelligence and reporting, real-time and efficient ETL based on change data capture, and single customer views from disparate information sources. Also, Attunity is a trusted partner for industry leaders like Oracle and HP who embed Attunity software into their products and service offerings.

(C) 2005 Attunity Ltd. All rights reserved. Attunity is a trademark of Attunity Inc. All other trademarks are the property of their respective owners.


-----------------
Contact:
     Attunity Ltd.
     Daniel Sapir, 781-213-5200
     daniel.sapir@attunity.com
     or
     LVA Communications
     Media:
     Jeff Horan, 860-739-5598
     jeff@lva.com

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            ATTUNITY LTD
                                            ------------
                                               (Registrant)



                                            By: /s/Ofer Segev
                                                -------------
                                                Ofer Segev
                                                Chief Financial Officer


Date: September 30, 2005